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                                                                  [METLIFE LOGO]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10066

August 17, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   First MetLife Investors Variable Annuity Account One
      First MetLife Investors Insurance Company
      File Nos. 333-169687 and 811-08306
      SEC Accession No. 0001193125-11-171866
      Form AW -- Withdrawal of amendment to a registration statement filed under the Securities Act

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), First MetLife Investors Insurance Company (the "Depositor") and First MetLife Investors Variable Annuity Account One (the "Registrant") hereby request withdrawal of Registrant's Post-Effective Amendment No. 2 under the 1933 Act and Amendment No. 239 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement filed on June 23, 2011 (SEC Accession No. 0001193125-11-171866) (the "Amendment") for Depositor's Class VA -- 4 variable annuity contracts.

The Depositor and the Registrant are requesting withdrawal of the Amendment, consistent with discussions with the Securities and Exchange Commission staff. No securities were sold in connection with the Amendment.

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Securities and Exchange Commission
August 17, 2011

If you have any questions regarding this matter, please contact Tom Conner of Sutherland Asbill & Brennan LLP at (202) 383-0590.

Sincerely,

First MetLife Investors Insurance Company

/s/ Paul L. LeClair
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Paul L. LeClair
Vice President

First MetLife Investors Variable Annuity Account One

/s/ Paul L. LeClair
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Paul L. LeClair
Vice President

CC:   W. Thomas Conner, Esq.
      John Richards, Esq.